Mail Stop 3561

June 25, 2008

William C. Rhodes, III
President and Chief Executive Officer
Autozone, Inc.
123 South Front Street
Memphis, TN 38103

        Re: **Autozone, Inc.**
                Form 10-K for Fiscal Year Ended August 25, 2007
                Filed October 22, 2007
                Definitive Proxy Statement filed on Schedule 14A
                Filed October 22, 2007
                Written Response Filed May 8, 2008
                File No. 1-10714

Dear Mr. Rhodes:

We have reviewed your response to our letter dated April 17, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended August 25, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note your response to comment one in our letter dated April 17, 2008. Please provide the referenced overview and your proposed disclosures that you plan to provide in your Form 10-K for the fiscal year ending August 30, 2008.

Definitive Proxy Statement filed on Schedule 14A

Compensation of Directors, page 9

2. We note your response to comment two in our letter dated April 17, 2008. Please provide to us your proposed introductory paragraph to the narrative that accompanies the Directors compensation table.

Executive Compensation, page 17
Base Salary, page 19

3. We note your response to comment three in our letter dated April 17, 2008. Please provide us with your proposed disclosure. In this regard, please discuss why you choose the midpoint of 95% of the broader market in setting base salaries.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director